

September 9, 2010

Kosta N. Kartsotis
Chief Executive Officer
Fossil, Inc.
2280 N. Greenville Avenue
Richardson, Texas 75082

     Re: **Fossil, Inc.**
             Form 10-K for the Fiscal Year Ended January 2, 2010
             Filed March 3, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed April 15, 2010
             File No. 000-19848

Dear Mr. Kartsotis:

     We have reviewed your letter dated August 20, 2010 in response to our comment letter dated July 28, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed April 15, 2010

Compensation Discussion and Analysis, page 21

1. Based on your response to comment 10 in our letter dated July 28, 2010, it appears that the fiscal 2009 annual cash incentive bonuses were earned in fiscal 2009 and should be reflected in the summary compensation table for fiscal 2009. Note that under Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K, bonuses are reported for the fiscal year earned. Please provide a revised fiscal 2009, 2008 and 2007 summary compensation

table that includes your annual cash incentive bonuses in the fiscal years in which they were earned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Garrett A. DeVries
        Haynes and Boone, LLP